SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

________________

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission file number 000-13611

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Spartan Motors Retirement Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office: Spartan Motors, Inc., 1000 Reynolds Road, P.O. Box 440, Charlotte, Michigan 48813.

SPARTAN MOTORS RETIREMENT PLAN

Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits
as of December 31, 2009 and 2008	4
Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2009 and 2008	5
Notes to Financial Statements	6-12

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2009	13
Schedule H, Line 4A – Schedule of Delinquent
Participant Contributions	14

Signatures

Exhibit Index

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Spartan Motors Retirement Plan

Charlotte, Michigan

We have audited the accompanying statements of net assets available for benefits of Spartan Motors Retirement Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions as of and for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO SEIDMAN, LLP

Grand Rapids, Michigan

June 21, 2010

Spartan Motors Retirement Plan

Statements of Net Assets Available for Benefits

December 31,	2009	2008

Assets

Investments, at fair value
Collective trust fund	$3,461,512	$3,520,290
Mutual funds	26,498,017	17,361,574
Spartan Motors, Inc. common stock	1,965,492	1,780,771
Participant loans	1,235,690	1,088,629

Total investments	33,160,711	23,751,264

Contributions receivable
Employer	30,096	19,906
Employee	107,436	58,007
Other receivables	-	10,071

Total receivables	137,532	87,984

Net Assets Available for Benefits, at Fair Value	33,298,243	23,839,248

Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	64,367	189,892

Net Assets Available for Benefits	$33,362,610	$24,029,140

See accompanying notes to financial statements.

Spartan Motors Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2009	2008

Additions
Contributions:
Employer	$1,083,505	$1,239,814
Employee	2,926,000	3,341,403
Rollover	250,974	378,487

Total contributions	4,260,479	4,959,704

Investment income (loss):
Interest and dividend income	710,915	1,099,328
Net appreciation (depreciation) in fair value of investments	5,929,054	(10,572,471)

Total investment income (loss)	6,639,969	(9,473,143)

Total Additions	10,900,448	(4,513,439)

Deductions
Distributions to participants	1,526,785	1,872,261
Administrative fees	40,193	46,601

Total Deductions	1,566,978	1,918,862

Net increase (decrease)	9,333,470	(6,432,301)

Net Assets Available for Benefits, beginning of year	24,029,140	30,461,441

Net Assets Available for Benefits, end of year	$33,362,610	$24,029,140

See accompanying notes to financial statements.

Spartan Motors Retirement Plan

Notes to Financial Statements

1.       Plan Description

The following description of Spartan Motors Retirement Plan (the Plan) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the human resources department of Spartan Motors, Inc. (the Company).

General

The Plan is a defined contribution plan that covers substantially all employees of the Company who have at least 90 days of service and are 21 years or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan’s trustee and recordkeeper is Fidelity Management Trust Company (Fidelity).

Contributions

Each year, participants may contribute up to 60% of pretax annual compensation, as defined in the Plan, subject to limitations prescribed by the Internal Revenue Code (IRC).  Participants may also contribute amounts representing distributions from other qualified retirement plans. Newly eligible employees automatically defer 3% of their compensation unless they elect a contrary salary reduction or elect not to participate. Participants may elect to make Roth deferral contributions.

The Company may make employer matching contributions based on a percentage of participant contributions to be determined annually by the Company.  In 2009 and 2008, the Company’s match was 50% of the participant’s contribution up to 6% of compensation.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching contributions, plus actual earnings thereon, are based on years of continuous service.  A participant is fully vested after five years of credited service.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  Forfeitures of nonvested employer matching contributions are used to pay administrative expenses or to reduce employer matching contributions.  In 2009 and 2008, forfeitures totaling $17,862 and $29,124, respectively, were used to pay Plan expenses.  At

Spartan Motors Retirement Plan

Notes to Financial Statements

December 31, 2009 and 2008, forfeited nonvested accounts totaled $163,658 and $111,112, respectively.

Investment Options

Participants may direct the investment of funds in their accounts to any investment option available under the Plan.

Participant Loans

Participants in the Plan may request a loan from their vested account balance.  The minimum loan amount is $1,000 and the maximum amount is 50% of the vested account balance or $50,000, whichever is less.  A participant may have only one loan outstanding at any time.  The loans are secured by the balance in the participant’s account.  These loans bear interest at a rate based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances.  Interest rates in effect as of December 31, 2009 ranged from 4.25% to 10.50%.  Principal and interest is paid ratably through payroll deductions over a period not to exceed five years unless the loans were used to purchase a primary residence, in which case the loan terms shall not exceed ten years.

Payment of Benefits

Upon separation of service, death, disability or retirement, a participant or his or her beneficiary will receive a distribution of the participant’s account as a lump-sum amount or a single or joint survivor life annuity.  Additionally, under certain circumstances of financial hardship, participants are allowed to withdraw funds from the Plan.

Administrative Expenses

Substantially all administrative expenses are paid by the forfeited nonvested employer matching contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their accounts.  Upon complete or partial termination, all remaining assets in the accounts of the participants or their beneficiaries are to be distributed to them in the same proportion as their related interests.

Spartan Motors Retirement Plan

Notes to Financial Statements

2.       Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Plan invests in investment contracts through a common/collective trust fund (CCT) (Fidelity Managed Income Portfolio).  Contract value is the relevant measurement of net assets available for benefits in a defined contribution plan that holds fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required, the statements of net assets available for benefits presents the fair value of the interest in the CCT relating to fully benefit-responsive investment contracts with an adjustment to contract value.  The statements of changes in net assets available for benefits is prepared on a contract value basis.

Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability.  The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements).  A financial instrument’s level within the fair value hierarchy is based on the lowest level of any

Spartan Motors Retirement Plan

Notes to Financial Statements

input that is significant to the fair value measurement.  The following provides a description of the three levels of inputs that may be used to measure fair value:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Significant observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable or can be derived from or corroborated by observable market data by correlation or other means.

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments:

Mutual funds and Spartan Motors, Inc. common stock: Valued at quoted market prices of shares held by the Plan.

Common trust fund: Valued at the net asset value of the shares held by the Plan at year-end, which is provided by the trustee and is determined based on the fair value of the underlying investments, primarily guaranteed investment contracts (GICs), synthetic GICs and fixed income securities.

Participant loans: Loans to plan participants are valued at outstanding balances, which approximates fair value.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

New Accounting Pronouncement

In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements.  This standard requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements.  The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances and settlements, in the reconciliation of Level 3 fair value recurring measurements.  The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques.  The new disclosures

Spartan Motors Retirement Plan

Notes to Financial Statements

regarding Level 1 and 2 fair value measurements and clarification of existing disclosures are effective for periods beginning after December 15, 2009.  The disclosures about the reconciliation of information in Level 3 recurring fair value measurements are required for periods beginning after December 15, 2010.  The requirements of the standard are not expected to have a significant impact on the Plan’s current fair value disclosures.

3.       Investments

The tables below set forth by level within the fair value hierarchy the Plan’s investments as of December 31, 2009 and 2008.

	Investment Assets at Fair Value

December 31, 2009	Level 1	Level 2	Level 3	Total

Collective trust fund	$-	$3,461,512	$-	$3,461,512

Mutual funds
Domestic stock funds	10,570,344	-	-	10,570,344
Lifecycle funds	9,096,109	-	-	9,096,109
Bond funds	3,223,129	-	-	3,223,129
International stock funds	3,161,508	-	-	3,161,508
Other funds	446,927	-	-	446,927

	26,498,017	-	-	26,498,017

Spartan Motors, Inc. common stock	1,965,492	-	-	1,965,492
Participant loans	-	1,235,690	-	1,235,690

Total Investment Assets at Fair Value	$28,463,509	$4,697,202	$-	$33,160,711

	Investment Assets at Fair Value

December 31, 2008	Level 1	Level 2	Level 3	Total

Collective trust fund	$-	$3,520,290	$-	$3,520,290

Mutual funds
Domestic stock funds	7,073,952	-	-	7,073,952
Lifecycle funds	6,006,635	-	-	6,006,635
Bond funds	2,110,636	-	-	2,110,636
International stock funds	1,643,510	-	-	1,643,510
Other funds	526,841	-	-	526,841

	17,361,574	-	-	17,361,574

Spartan Motors, Inc. common stock	1,780,771	-	-	1,780,771
Participant loans	-	1,088,629	-	1,088,629

Total Investment Assets at Fair Value	$19,142,345	$4,608,919	$-	$23,751,264

Spartan Motors Retirement Plan

Notes to Financial Statements

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

December 31,	2009	2008

Collective trust fund
Fidelity Managed Income Portfolio*	$3,461,512	$3,520,290
Mutual funds
Fidelity Freedom 2020*	3,270,490	2,378,483
Fidelity Freedom 2030*	2,236,124	1,463,572
Fidelity Diversified International*	1,832,611	1,280,446
Fidelity US Bond Index	1,718,714	1,810,946
Fidelity Spartan US Equity Index*	**	1,304,197
ABF Large Cap Value	**	**
Fidelity Low Pr Stock*	**	**
Columbia Acorn USA Z	**	**
Fidelity Cap Appreciation*	**	**
Common stock
Spartan Motors, Inc. common stock*	1,965,492	1,780,771

*  Party-in-interest to the Plan

**  Below 5% of net assets available for benefits

The Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Years ended December 31,	2009	2008

Mutual funds	$5,175,806	$(9,861,279)
Spartan Motors, Inc. common stock	753,248	(711,192)

	$5,929,054	$(10,572,471)

4.       Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2005 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the Internal Revenue Service, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Spartan Motors Retirement Plan

Notes to Financial Statements

5.       Transactions With Parties-in-Interest

Fees incurred for administrative, legal and accounting services rendered by parties-in-interest were based on customary and reasonable rates for such services.  Certain Plan investments are shares of mutual funds and a collective trust fund managed by Fidelity.  Fidelity is the trustee as defined by the Plan and qualifies as a party-in-interest.  The Plan also invests in the stock of the Company.

6.       Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

Year ended December 31,	2009	2008

Net assets available for benefits per the financial statements	$33,362,610	$24,029,140
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(64,367)	(189,892)

Net Assets Available for Benefits per the Form 5500	$33,298,243	$23,839,248

The following is a reconciliation of the net increase (decrease) to assets available for benefits per the financial statements to the Form 5500:

Year ended December 31,	2009	2008

Net increase (decrease) in assets available for benefits per the financial statements	$9,333,470	$(6,432,301)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	125,525	(160,204)

Net Increase (Decrease) in Assets Available per the Form 5500	$9,458,995	$(6,592,505)

7.       Delinquent Participant Contributions

The Company determined that certain employee deferrals and loan repayments had not been remitted to the Plan in a timely manner, according to Department of Labor regulations.  The amount reported for the year ended December 31, 2009 was $22,814.  Although these remittances were made, they fell outside the normal processing time the Company allows.  The Company is in the process of calculating lost earnings and intends to deposit these funds into the Plan.

Spartan Motors Retirement Plan

Schedule H, Line 4a - Schedule of Assets (Held at End of Year)

EIN:  38-2078923

Plan Number:  001

December 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value

	Collective trust fund
*	Fidelity Managed Income Portfolio	3,525,880	shares	**	$3,461,512

	Mutual funds
	ABF Large Cap Value	89,754	Shares	**	1,473,765
	Allianz NFJ Small Cap Value	21,702	shares	**	502,411
	Artisan Mid Cap Investment	63,423	shares	**	1,621,081
	Columbia Acorn USA Z	62,375	shares	**	1,446,470
*	Fidelity Diversified International	65,450	shares	**	1,832,611
*	Fidelity Emerg Mrkts	9,139	shares	**	206,641
*	Fidelity Freedom 2000	20,403	shares	**	231,569
*	Fidelity Freedom 2005	9,062	shares	**	90,891
*	Fidelity Freedom 2010	52,628	shares	**	658,374
*	Fidelity Freedom 2015	36,242	shares	**	377,639
*	Fidelity Freedom 2020	260,597	shares	**	3,270,490
*	Fidelity Freedom 2025	29,133	shares	**	302,694
*	Fidelity Freedom 2030	180,478	shares	**	2,236,124
*	Fidelity Freedom 2035	38,365	shares	**	393,628
*	Fidelity Freedom 2040	140,653	shares	**	1,007,076
*	Fidelity Freedom 2045	27,412	shares	**	232,182
*	Fidelity Freedom 2050	25,276	shares	**	211,055
*	Fidelity Freedom Income	7,857	shares	**	84,387
*	Fidelity Inflation - Protected Bond	36,320	shares	**	407,146
*	Fidelity International Small Cap	63,946	shares	**	1,122,256
*	Fidelity Low Priced Stock	49,485	shares	**	1,580,545
*	Fidelity Real Estate Investment	22,169	shares	**	446,927
*	Fidelity Spartan 500 Index	41,826	shares	**	1,649,196
*	Fidelity US Bond Index	155,399	shares	**	1,718,714
*	Fidelity Value	13,151	shares	**	748,796
	Pimco Total Return Adm	48,287	Shares	**	521,497
	Rainier Large Cap EQ	71,472	shares	**	1,548,080
	TMPL Global Bond A	45,265	shares	**	575,772

	Total mutual funds				26,498,017

	Common stock
*	Spartan Motors, Inc.	348,931	shares	**	1,965,492

*	Participant loans	205 loans with interest rates ranging from 4.25% to 10.50%		-	1,235,690

	Total Investments				$33,160,711

*   A party-in-interest as defined by ERISA.

** The cost of participant-directed investments is not required to be disclosed.

Spartan Motors Retirement Plan

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

EIN:  38-2078923

Plan Number:  001

Year Ended December 31, 2009

		Totals That Constitute Non-Exempt Prohibited Transactions

Participant contributions transferred late to the Plan (including loan repayments)	Contributions not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Corrections in VFCP	Total Fully Corrected Under VDCP and PTE 2002-51

2009 contributions	$22,814	$-	$-	$-

*Voluntary Fiduciary Correction Program (DOL)

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTAN MOTORS RETIREMENT PLAN

By:	/s/ Joseph M. Nowicki
Joseph M. Nowicki
Chief Financial Officer and Administrator
of the Spartan Motors Retirement Plan

Date: June 21, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23	Consent of Independent Registered Public Accounting Firm –BDO Seidman, LLP